Animas Resources Ltd.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated August 28, 2008 with regards to the Amended Registration Statement on Form 20-F/A filed on August 12, 2008.

Comment Number	Page	Response
1	12-13	The Business Overview section has been revised to a discussion of significant corporate events given in chronological order

2	12-13	The text has been revised as above.

3	Financial Statements	The Audited Financial Statements of Deal Capital for the fiscal year ended July 31, 2006 has been added.

4	Financial Statements

While the acquired claims would appear to be 'rights', the EITF04-2 is not specifically addressing option payments.  Therefore, since the right has not yet been acquired, the Company does not think it matters whether it is considered a tangible or intangible asset.  In terms of acquired rights, the Company’s main reason for not capitalizing was the practical difficulty in allocating the costs between the optioned claims and those acquired outright.  Again, the EITF04-2 does not address whether 'option payments' are considered by the SEC to be part of the cost of acquired 'mineral rights'.

Secondarily, the Company had no ability to prove positive recoverability via a feasibility study, nor did the Company anticipate being in such a position at the first balance sheet date subsequent to the acquisition.  Accordingly, evidence to support the carrying value of the asset was not, and was not expected to readily become, available and an immediate write off of these costs would have been required under US GAAP.  Therefore the Company completed the transaction with these facts known - that is, that it was not 'acquiring' something that could be classified as an accounting 'asset' under US GAAP, at least at the point of preparing its first subsequent balance sheet.

5	Financial Statements	The Statement of Cash Flows has been revised.

6		The reference to the gold resource of the Dora Deposit has been removed from the document.

7		References to resource estimates have been removed from the document.

8	17-27

The Santa Gertrudis property discussion has been revised and consolidated and now includes the information required under Industry Guide 7.

The information for the Bacanuchi property (formerly known as the Shirley property) has been consolidated. Subsequent to the fiscal year-end, the company sold its ownership interest in the property and management does not consider the property to be material.

9	17-27	San Enrique and Greta are included in the Santa Gertrudis discussion.

10	15, 28	New maps for the Santa Gertrudis and Bacanuchi properties have been added.

11	26-27	Information regarding future exploration plans has been added to the text, to the extent that it is currently known by management.

12	26	QA/QC details has been added to the text.

Sincerely,

/s/  Winnie Wong

Winnie Wong,

Chief Financial Officer